UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-31257

A. Advanced Medical Optics, Inc. 401(K) Plan

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

B. Advanced Medical Optics, Inc.

1700 E. St. Andrew Place, Santa Ana, California 92705

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Advanced Medical Optics, Inc.

401(k) Plan

Index

December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule*

Schedule H – line 4i – Schedule of Assets (Held at End of Year)	9

Signature	10

Exhibit 23

Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Advanced Medical Optics, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Advanced Medical Optics, Inc. 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Irvine, California

June 26, 2008

Advanced Medical Optics, Inc.

401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$147,102,826	$134,931,635
Employer contributions receivable	5,470,802	4,747,165

Net assets available for benefits at fair value	152,573,628	139,678,800
Adjustment from fair value to contract value for fully benefit-responsive investments	625,677	340,740

Net assets available for benefits	$153,199,305	$140,019,540

The accompanying notes are an integral part of these financial statements.

Advanced Medical Optics, Inc.

401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets
Investment income
Net (depreciation)/appreciation in fair value of investments	$(7,252,363)	$1,776,667
Interest	220,741	163,388
Dividends	8,161,781	5,232,434

Total investment income	1,130,159	7,172,489

Contributions
Participant contributions	10,509,290	8,721,467
Employer contributions	9,292,543	7,903,297
Rollover contributions	1,673,312	7,385,190

Total contributions	21,475,145	24,009,954

Total additions	22,605,304	31,182,443

Deductions from net assets
Benefits paid to participants	(9,407,425)	(6,677,091)
Administrative expenses	(18,114)	(31,305)

Total deductions	(9,425,539)	(6,708,396)

Net increase in assets	13,179,765	24,474,047
Net assets available for benefits
Beginning of period	140,019,540	115,545,493

End of period	$153,199,305	$140,019,540

The accompanying notes are an integral part of these financial statements.

Advanced Medical Optics, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following description of the Advanced Medical Optics, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Effective June 29, 2002, Advanced Medical Optics, Inc. (“AMO” or the “Company”) established the Plan in connection with the spin-off of the Company from Allergan, Inc. (“Allergan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan sponsored by the Company that qualifies as a profit sharing and deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is qualified under Sections 401 (a) and (k) of the Internal Revenue Code of 1986. Participation in the Plan is available to employees of the Company who have met certain eligibility requirements, described below.

Eligibility

Eligible individuals are all United States and Puerto Rico-based payroll employees, other than:

(1)	Employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

(2)	Employees who are leased employees;

(3)	Employees who are nonregular manufacturing site transition employees; and

(4)	Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contain a waiver of participation in the Plan, regardless of such individual’s employment status under common law.

Plan Administration

The Plan is administered by the AMO Corporate Benefits Committee (the “Committee”). The Committee has authority, responsibility and control over the management of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are currently employees of the Company. J.P.Morgan/American Century (“Trustee/Record Keeper”) serves as trustee of the Plan assets and provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under the applicable laws of the United States Internal Revenue Code (“IRC”). Eligible participants may voluntarily elect to contribute pre-tax and/or after-tax contributions up to 50% of their eligible annual compensation within certain limitations. Before-tax dollars are limited to the lesser of 20% of defined compensation or $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively, under provisions 401(k) and 402(g) of the IRC. The Company matches the first 8% of the participant’s annual eligible compensation contributed to the Plan at the rate of 50 cents for each contributed dollar.

The Plan includes a profit sharing feature. At the end of each plan year, an annual profit sharing contribution is allocated to the accounts of all eligible employees. Employees are eligible if employed as of the last day of the plan year, which is December 31; or, if employment terminates during the plan year because of disability, death or retirement at age 65 or older. The profit sharing contribution formula is weighted based on age, credited service and pay as of the last day of the Plan year.

In 2006, employees of the Company who were formerly employed by VISX, Incorporated, a company acquired by AMO in 2005, were able to transfer amounts as rollover contributions from the VISX, Incorporated plan to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and profit sharing contributions and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Advanced Medical Optics, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Vesting

Participant contributions plus actual earnings thereon are fully vested at all times. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant vests 100% in Company matching contributions after three years of credited service. A participant vests in profit sharing contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. On termination of service due to death, disability or attainment of normal retirement age (65) or if a change in control as described in the Plan document occurs, a participant shall become fully vested in the Company’s matching and profit sharing contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options listed on the Statements of Net Assets Available for Benefits. Participants may change their investment options and transfer amounts between funds daily. JP Morgan is the trustee for all investments, serves as investment manager for certain registered investment company and common commingled trust funds, and provides recordkeeping of all participant accounts.

Participant Accounts

Each participant’s account is charged for the participant’s withdrawals and credited for the participant’s contributions, Company contributions and allocation of fund earnings and losses. The earnings or losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of the Company and Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

Payment of Benefits

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59 1/2, permanent and total disability, or death. A participant may elect to receive either a lump-sum amount equal to the value of his or her account, periodic installments or transfer the balance in his or her account to another qualified plan. Vested accounts of $1,000 or less have the option of being paid in a lump-sum amount or a direct rollover.

Prior to age 59 1/2, employee before-tax contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee after-tax contributions and vested employer contributions. Hardship is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment. Participants may withdraw employee after-tax contributions during employment.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at prime plus 1% as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest are paid through payroll deductions each pay period.

Administrative Expenses

Certain expenses incurred in the administration and operations of the Plan are paid from the assets of the Plan. During the years ended December 31, 2007 and 2006, administrative expenses of $290,000 and $315,000, respectively, were paid by the Company on behalf of the Plan.

Forfeitures

A participant’s nonvested balance is forfeited at the time of termination of employment. Forfeitures are used by the Company to offset future contribution requirements. At December 31, 2007 and 2006, unallocated forfeitures totaled $43,854 and $45,425, respectively, all which were used to reduce employer contributions.

Advanced Medical Optics, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Recently Issued Accounting Standards:

In September 2007, the FASB issued Statement on Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for plan benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in common stock are valued based on quotations obtained from the New York Stock Exchange or other exchanges. Investments in mutual funds are valued based on the net asset value of the shares held by the Plan at year end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Advanced Medical Optics, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.	Investments

Investments representing 5% or more of the Plan’s net assets available for plan benefits are summarized as follows:

2007
AMO Common Stock	$14,762,774
JP Morgan: Stable Value Fund	17,697,312
Dodge & Cox Stock Fund	19,106,659
Allergan, Inc. Common Stock	19,239,473
Barclay’s Global Investors: Lifepath 2020 Fund	9,712,296
Barclay’s Global Investors: Lifepath 2030 Fund	8,871,275
American Funds Euro Pacific Growth Fund	16,655,728

2006
AMO Common Stock	$20,292,862
American Century: Stable Asset Fund	18,472,898
Dodge & Cox Stock Fund	17,525,052
Allergan, Inc. Common Stock	19,946,922
Barclay’s Global Investors: Lifepath 2020 Fund	8,641,320
American Funds Euro Pacific Growth Fund	11,315,027

For the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value by $7,252,363 and for the year ended December 31, 2006 the Plan’s investments appreciated in value by $1,776,667, as follows:

	2007	2006
Common stock	$(4,870,311)	$(1,813,992)
Mutual funds	(2,622,931)	3,590,879
Collective trust funds	240,879	(220)

	$(7,252,363)	$1,776,667

4.	Distribution Priorities upon Termination of the Plan

The Company anticipates and believes the Plan will continue without interruption but reserves the right under the Plan to reduce, suspend or discontinue the Plan. Upon termination of the Plan by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

5.	Tax Status of the Plan

The Company received a favorable determination letter on April 14, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires recording uncertain tax positions that exist in the Plan’s financial statements. FIN 48 was effective for the Plan as of January 1, 2007. Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan’s financial statements.

Advanced Medical Optics, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

6.	Related Parties

The Plan allows participants to purchase employer securities. As of December 31, 2007 and 2006, the Plan held 601,819 and 576,496 shares, respectively, of AMO, Inc. common stock.

At December 31, 2007 and 2006, the Plan held units of participation in certain collective trusts and mutual funds of the Trustee/Record Keeper and held shares of common stock of the Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net appreciation in the fair value of investments per the financial statements to the Form 5500 at December 31, 2007:

	2007	2006
Net (depreciation) appreciation in fair value of investments:	$(7,252,363)	$1,776,667
Adjustment from contract value to fair value for fully responsive investments:	(625,677)	(340,740)

Net (depreciation) appreciation in fair value of investments per Form 5500:	$(7,878,040)	$1,435,927

In accordance with Statement of Position 94-4-1, the Plan’s fully benefit-responsive investment in the JP Morgan Stable Value fund is recorded at contract value with the change in contract value included in the net appreciation in fair value of investments on the statement of changes in net assets, whereas, the fund is reported at fair value on the Form 5500.

Advanced Medical Optics, Inc.

401(k) Plan

EIN: 33-0986820 PN: 001

Schedule H – line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	JP Morgan Stable Value Fund	Collective Trust	$	$17,071,635
	RS Investments RS Partners Fund	Mutual Fund		268
	T Rowe Price Large Cap Fund	Mutual Fund		5,937,363
	Pimco Total Return Fund	Mutual Fund		5,358,968
*	American Century Small Cap Value Fund	Mutual Fund		6,075,084
	Dodge & Cox Stock Fund	Mutual Fund		19,106,659
	Barclay’s Global Investors S&P 500 Fund	Mutual Fund		6,657,186
	Barclay’s Global Investors Lifepath Retirement Fund	Mutual Fund		526,293
	Barclay’s Global Investors Lifepath 2010 Fund	Mutual Fund		2,759,663
	Barclay’s Global Investors Lifepath 2020 Fund	Mutual Fund		9,712,296
	Barclay’s Global Investors Lifepath 2030 Fund	Mutual Fund		8,871,275
	Barclay’s Global Investors Lifepath 2040 Fund	Mutual Fund		4,250,595
	American Funds EuroPacific Growth Fund	Mutual Fund		16,655,728
	Hartford Small Company HLS Fund	Mutual Fund		6,545,699
*	Advanced Medical Optics, Inc.	601,819 shares of common stock		14,762,774
	Allergan, Inc.	299,494 shares of common stock		19,239,473
*	JP Morgan Investment Fund	Self-directed Brokerage Fund		870,136
*	Participant loans	Varying maturity dates with interest rates ranging from 5.00% to 10.50% and maturities ranging from 1 to 15 years		2,701,731

			$	$147,102,826

*	Party-in-interest for which a statutory exemption exists.

**	Cost information is omitted with respect to participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

ADVANCED MEDICAL OPTICS, INC. 401(k) PLAN

Dated: June 26, 2008	By:	/s/ DIANE W. BIAGIANTI
Diane W. Biagianti
Member of the Corporate Benefits Committee